UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2021

Commission File Number: 001-39543

VIA optronics AG

(Translation of registrant’s name into English)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 17, 2021, VIA optronics AG will hold a conference call regarding its unaudited financial results for the quarter ended September 30, 2021. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBITS

Exhibit No.	Description
99.1	Press Release: VIA optronics Reports Unaudited Third Quarter 2021 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: November 17, 2021	By:	/s/ Jürgen Eichner
	Name:	Jürgen Eichner
	Title:	Chief Executive Officer